Exhibit 99.1
Cenovus Energy launches operations
Shares to start trading on TSX Dec. 3 and NYSE Dec. 9
CALGARY, Alberta (December 1, 2009) — Cenovus Energy Inc. (TSX, NYSE: CVE) today officially becomes Canada’s newest integrated oil company with its first full day of independent operations. Cenovus is focused on the development of its enhanced oil assets in western Canada and its refineries in the United States. The company will look to its well-established natural gas and conventional oil operations to deliver strong free cash flow.
“This is an exciting day for Cenovus shareholders, employees, and for me personally. Cenovus will continue to be a leader in the development of new technologies and enhanced approaches to producing energy resources safely and responsibly,” said Brian Ferguson, Cenovus Energy’s President & Chief Executive Officer. “We’re committed to progressive thinking — especially when it comes to looking for ways to minimize our impact on the environment.”
Cenovus was created by the split of EnCana Corporation into two separate entities — Cenovus and a pure-play natural gas company, which retained the name EnCana. Cenovus is one of North America’s largest integrated oil companies, with anticipated 2010 oil and liquids production of approximately 110,000 barrels per day, refining capacity of approximately 225,000 barrels per day and 1.2 billion barrels of oil equivalent of proved reserves as at year end 2008. Cenovus’s two key enhanced oil properties in northeast Alberta, Foster Creek and Christina Lake, are expected to grow production by 15 to 20 percent in 2010, supported by the company’s highly profitable natural gas operations.
“The Cenovus name may be new but this is a company with decades of experience, some of the best land positions in North America and a strong balance sheet. Cenovus will remain focused on being a low-cost energy producer through advances in technology which increase our production and minimize the environmental disturbance. We are committed to increasing shareholder value and paying a dividend as we continue to grow our enhanced oil assets,” said Ferguson.
Cenovus shares will officially start trading on Toronto Stock Exchange (TSX) December 3, 2009 and on New York Stock Exchange (NYSE) December 9, 2009. Members of the Cenovus executive team will be in Toronto on December 3 to officially open the TSX market. A photo of the event will be available on www.tsx.com.
Cenovus Energy Inc.
Cenovus Energy is a leading integrated oil company headquartered in Calgary, Alberta. Its enterprise value is approximately CDN$25 billion, based on “if, as and when issued” trading on the TSX. The company’s operations include its growing enhanced oil projects and established natural gas and crude oil production in Alberta and Saskatchewan as well as ownership in two high quality refineries in Illinois and Texas. Cenovus is respectful of the environment and communities where it operates and is committed to applying fresh, progressive thinking to the development of energy resources the world needs. Cenovus shares will be listed on the Toronto and New York stock exchanges and trade under the symbol CVE. For more information, go to www.cenovus.com.

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION — Cenovus’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Cenovus by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by Cenovus may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Cenovus’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana Corporation’s Annual Information Form.
In this news release, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel. BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing Cenovus shareholders and potential investors with information regarding Cenovus, including management’s assessment of future plans, Cenovus has included in this news release certain statements and information that are forward-looking statements or information within the meaning of applicable securities legislation, and which are collectively referred to herein as “forward-looking statements.” The forward-looking statements in this news release include, but are not limited to, statements with respect to: strong free cash flow, anticipated oil and liquids production for 2010, anticipated production growth for Foster Creek and Christina Lake for 2010, the expected future attributes and success of Cenovus, anticipated dividends, and the expected dates when Cenovus common shares will begin trading for regular settlement on the TSX and NYSE. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that circumstances, events or outcomes anticipated or implied by forward-looking statements will not occur, which may cause the actual performance and financial results in future periods to differ materially from the performance or results anticipated or implied by any such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions contained in or relevant to the company’s current corporate guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of reserves estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the ability to successfully manage and operate the integrated North American oil business with ConocoPhillips; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology and the application thereof to the business of Cenovus; the ability to replace and expand oil and gas reserves; the ability to generate sufficient cash flow from operations to meet current and future obligations; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Cenovus. Although Cenovus believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Assumptions relating to forward-looking statements generally include Cenovus’s current expectations and projections made by the company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, Cenovus does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

CENOVUS CONTACTS:

Investors:	Media:
Paul Gagne	Rhona DelFrari
Vice-President, Investor Relations	Advisor, Media Relations
403-645-4737	403-645-4740

Susan Grey
Manager, Investor Relations
403-645-4751

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